United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No    ☒

Announcement | Lisbon 18 March 2016

PHAROL INFORMS ABOUT ACQUISITION OF TREASURY SHARES

PHAROL, SGPS S.A. (“PHAROL”) informs that, pursuant to the terms and for the purposes of article 11, paragraph 2, item b) and of article 13 of the Regulation 5/2008 of the Portuguese Securities Code, and in accordance with the resolution of the General Shareholder’s Meeting held on 4 November 2015, it has acquired, on the 16, 17 and 18 March 2016 the following number of treasury shares in the Euronext Lisbon:

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
16-03-2016	15:40:00	8,752	Buy	Inside	0.155
16-03-2016	15:40:00	5,000	Buy	Inside	0.155
16-03-2016	15:40:00	32,369	Buy	Inside	0.155
16-03-2016	15:40:00	3,000	Buy	Inside	0.155
16-03-2016	15:40:00	19,615	Buy	Inside	0.155
16-03-2016	15:40:37	5,424	Buy	Inside	0.155
16-03-2016	15:40:37	5,000	Buy	Inside	0.155
16-03-2016	15:40:37	20,576	Buy	Inside	0.155
16-03-2016	15:40:37	35,000	Buy	Inside	0.155
16-03-2016	15:47:41	5,000	Buy	Inside	0.155
16-03-2016	15:49:55	10,264	Buy	Inside	0.155
16-03-2016	16:12:48	100,000	Buy	Inside	0.155
16-03-2016	17:05:52	11,000	Buy	Inside	0.156
16-03-2016	17:05:52	6,500	Buy	Inside	0.156
16-03-2016	17:05:52	6,558	Buy	Inside	0.156
16-03-2016	17:05:52	6,329	Buy	Inside	0.156
16-03-2016	17:05:52	10,000	Buy	Inside	0.156
16-03-2016	17:05:52	59,613	Buy	Inside	0.156
17-03-2016	15:08:25	7,702	Buy	Inside	0.141
17-03-2016	15:08:25	5,000	Buy	Inside	0.141
17-03-2016	15:08:25	16,451	Buy	Inside	0.141
17-03-2016	15:08:25	2,655	Buy	Inside	0.141
17-03-2016	15:08:25	15,328	Buy	Inside	0.141
17-03-2016	15:08:25	39,149	Buy	Inside	0.141

PHAROL, SGPS S.A. Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 212 697 698 Fax: +351 212 697 949

pharol.pt

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
17-03-2016	15:38:01	30,000	Buy	Inside	0.141
17-03-2016	15:39:05	18,695	Buy	Inside	0.141
17-03-2016	15:39:33	10,000	Buy	Inside	0.141
17-03-2016	15:49:57	60,000	Buy	Inside	0.142
17-03-2016	15:49:57	4,956	Buy	Inside	0.142
17-03-2016	15:49:57	16,290	Buy	Inside	0.142
17-03-2016	15:49:57	15,000	Buy	Inside	0.142
17-03-2016	15:49:57	10,000	Buy	Inside	0.142
17-03-2016	15:49:57	14,581	Buy	Inside	0.142
17-03-2016	15:49:57	34,193	Buy	Inside	0.142
17-03-2016	17:12:21	7,940	Buy	Inside	0.148
17-03-2016	17:12:21	16,129	Buy	Inside	0.148
17-03-2016	17:12:21	37,292	Buy	Inside	0.148
17-03-2016	17:15:19	38,639	Buy	Inside	0.148
18-03-2016	14:38:18	18,074	Buy	Inside	0.144
18-03-2016	14:38:18	5,000	Buy	Inside	0.144
18-03-2016	14:38:18	38,331	Buy	Inside	0.144
18-03-2016	14:38:18	13,702	Buy	Inside	0.144
18-03-2016	14:38:18	43,403	Buy	Inside	0.144
18-03-2016	14:38:18	25,575	Buy	Inside	0.144
18-03-2016	14:38:18	5,915	Buy	Inside	0.144
18-03-2016	16:17:20	2,878	Buy	Inside	0.141
18-03-2016	16:17:33	1,412	Buy	Inside	0.142
18-03-2016	16:17:33	5,000	Buy	Inside	0.142
18-03-2016	16:17:33	6,851	Buy	Inside	0.142
18-03-2016	16:17:33	16,442	Buy	Inside	0.142
18-03-2016	16:17:33	38,873	Buy	Inside	0.142
18-03-2016	16:17:33	2,260	Buy	Inside	0.142
18-03-2016	16:17:33	10,627	Buy	Inside	0.142
18-03-2016	16:17:33	12,273	Buy	Inside	0.142
18-03-2016	16:17:33	6,262	Buy	Inside	0.142
18-03-2016	16:18:43	32,398	Buy	Inside	0.141
18-03-2016	16:19:49	32,093	Buy	Inside	0.141
18-03-2016	16:21:11	32,609	Buy	Inside	0.141
18-03-2016	16:22:27	33,025	Buy	Inside	0.141
18-03-2016	16:23:57	16,997	Buy	Inside	0.141

Following these transactions, PHAROL SGPS S.A. holds 27,065,000 own shares, corresponding to 3.0189% of the Company’s share capital.

PHAROL  |  Announcement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.